UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

One Liberty Properties, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

682406103

(CUSIP Number)

Ray Wirta

ROCA Real Estate Securities Fund, L.P.

3501 Jamboree Road, Suite 500

Newport Beach, CA 92660

(949) 509-2141

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

with a copy to:

Gary J. Singer, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

Suite 1700

Newport Beach, California 92660-6429

(949) 760-9600

January 18, 2008

(Date of Event Which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682406103	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON ROCA Real Estate Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 563,235
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 563,235
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)	All percentage ownerships reported in this Schedule 13D are based on 10,152,737 shares of common stock issued and outstanding as of November 2, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 682406103	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON ROCA Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 563,235
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 563,235
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)	All percentage ownerships reported in this Schedule 13D are based on 10,152,737 shares of common stock issued and outstanding as of November 2, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 682406103	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON ROCA Advisors-GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 563,235
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 563,235
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)	All percentage ownerships reported in this Schedule 13D are based on 10,152,737 shares of common stock issued and outstanding as of November 2, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

Page 5 of 10 Pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on August 15, 2007 with the Securities and Exchange Commission (“SEC”) by and on behalf of (i) ROCA Real Estate Securities Fund, L.P., a Delaware limited partnership (“ROCA Real Estate Fund”), (ii) ROCA Advisors, L.P., a Delaware limited partnership and the sole general partner of ROCA Real Estate Fund (“ROCA Advisors-LP”), and (iii) ROCA Advisors-GP, LLC, a Delaware limited liability company and the sole general partner of ROCA Advisors-LP (“ROCA Advisors-GP”). ROCA Real Estate Fund, ROCA Advisors-LP and ROCA Advisors-GP are sometimes collectively referred to herein as the “Reporting Persons” and each of the Reporting Persons is sometimes referred to herein individually as a “Reporting Person.”

Item 1.	Security and Issuer.

This Amendment relates to the shares of common stock, par value $1.00 per share (the “Shares”), of One Liberty Properties, Inc., a Maryland corporation (the “Issuer”), and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 60 Cutter Mill Road, Great Neck, New York 11021.

Item 4.	Purpose of Transaction.

ROCA Real Estate Fund acquired the Shares reported herein with a view towards making a profit on its investment. In light of this investment objective, the Reporting Persons intend to consider appropriate methods of maximizing the value of the Shares.

Consistent with the investment intent, the Reporting Persons have (as described below) and may continue to (a) engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, its capital structure, a potential sale or merger of the Issuer and/or other strategic alternatives; and (b) advocate one or more courses of action. Additionally, the Reporting Persons may acquire additional Shares or dispose of any or all of their Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations.

On January 18, 2008, ROCA Real Estate Fund submitted to the Issuer’s President and Chief Executive Officer a letter, filed as Exhibit 2 hereto, discussing ROCA Real Estate Fund’s concerns over what it perceived to be a downward trend in the value of the Shares. ROCA Real Estate Fund included a number of proposals as to how the Issuer might increase the value of the Shares, including, but not limited to, increasing the Issuer’s dividend, reducing the Issuer’s overhead, and the Issuer potentially engaging a qualified investment bank to conduct a review of strategic alternatives to maximize stockholder value. ROCA Real Estate Fund also requested that the Issuer provide a response to its proposals.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to the investment, provided, however, that the Reporting Persons do not currently intend to engage in a control transaction or any contested solicitation for the election of directors of the Issuer.

Page 6 of 10 Pages

Except to the extent the foregoing may be deemed a plan or proposal, neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any person named on Schedule I, has any plans or proposals which relate to, or could result in, any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) ROCA Real Estate Fund beneficially owns 563,235 Shares, constituting approximately 5.5% of the Shares outstanding. The aggregate percentage of shares beneficially owned by ROCA Real Estate Fund is based on 10,152,737 shares of common stock issued and outstanding as of November 2, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the SEC on November 8, 2007.

ROCA Real Estate Fund has the sole power to vote or direct the vote, or to dispose or direct the disposition of, the Shares. However, by virtue of being the general partner of ROCA Real Estate Fund, ROCA Advisors-LP may be deemed to be the beneficial owner of the Shares owned by ROCA Real Estate Fund and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of ROCA Real Estate Fund. In addition, by virtue of being the general partner of ROCA Advisors-LP, ROCA Advisors-GP may be deemed to be the beneficial owner of the Shares owned by ROCA Real Estate Fund and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of ROCA Advisors-LP.

Except as set forth in this Item 5, neither of the Reporting Persons nor, to each of the Reporting Person’s best knowledge, any person named on Schedule I beneficially owns any Shares.

(c) There have been no transactions with respect to the Shares during the past sixty (60) days by the Reporting Persons or, to either Reporting Person’s knowledge, any of the persons named on Schedule I.

(d) Except as set forth in this Item 5, neither the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.	Joint Filing Agreement, dated August 15, 2007, by and between ROCA Real Estate Securities Fund, L.P., ROCA Advisors, L.P. and ROCA Advisors-GP, LLC (incorporated herein by reference from Exhibit 1 to Schedule 13D relating to the Shares of the Issuer filed August 15, 2007 by the Reporting Persons with the SEC).

2.	Letter, dated January 18, 2008, from ROCA Real Estate Securities Fund, L.P. to Patrick J. Callan, Jr., President and Chief Executive Officer of One Liberty Properties, Inc.

Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008

ROCA Real Estate Securities Fund, L.P.

By:	ROCA Advisors, L.P., its general partner

	By:	ROCA Advisors-GP, LLC, its general partner

		By:	/s/ Harold Hofer
			Name:	Harold Hofer
			Title:	Managing Member

ROCA Advisors, L.P.

By:	ROCA Advisors-GP, LLC, its general partner

	By:	/s/ Harold Hofer
		Name:	Harold Hofer
		Title:	Managing Member

ROCA Advisors-GP, LLC

By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Managing Member

Page 8 of 10 Pages

SCHEDULE I

Set forth below is a list of the managers of the ROCA Advisors-GP, LLC setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person.

Name	Business Address	Present Principal Occupation or Employment	Name & Address of Corporation or other Organization In Which Employed

Ricardo Koenigsberger	332 Westport Road Wilton, CT 06897	Managing Member and Investor of ROCA Advisors-GP, LLC	ROCA Management, LLC 332 Westport Road Wilton, CT 06897

Harold Hofer	3501 Jamboree Road Suite 500 Newport Beach, CA 92660	Managing Member and Investor of ROCA Advisors-GP, LLC	ROCA Management, LLC 3501 Jamboree Road Suite 500 Newport Beach, CA 92660

Ray Wirta	3501 Jamboree Road Suite 500 Newport Beach, CA 92660	Managing Member and Investor of ROCA Advisors-GP, LLC	ROCA Management, LLC 3501 Jamboree Road Suite 500 Newport Beach, CA 92660

ARCROCA, LLC	1650 Tysons Blvd. Suite 950 McLean, VA 22102	Investor of ARC Global Partners	ARC Global Partners 1650 Tysons Blvd. Suite 950 McLean, VA 22102